

December 8, 2011

Via E-Mail
Mr. James F. Palmer
Chief Financial Officer
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, Virginia 22042

Re: **Northrop Grumman Corporation**
        Form 10-K for the year ended December 31, 2010
        Filed February 9, 2011
        File No. 001-16411

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Segment Financial Measures, page 43

1. We note the revisions that have been made in MD&A on page 43 as confirmed in your letter dated May 4, 2010 sent in response to our comment letter dated March 26, 2010. However, we continue to believe that you should significantly revise and expand your MD&A in future filings to separately quantify and discuss the factors responsible for changes in the level of the Company's cost of sales for both the consolidated and the segment level during all periods presented in the your financial statements as required by Item 303 of Regulation S-K. In this regard, we note that page 39 of your MD&A section includes a brief paragraph at the consolidated level (with no direct disclosure provided at the segment level) which explains the change in cost of sales. However, we believe that

for a company with the size and breadth of operations as yours, this additional discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment's cost of sales materially impacts the segment's measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

Note 1-Summary of Significant Accounting Policies
Revenue Recognition, page 63, and
Critical Accounting Policies, page 33

2. We note that you generally recognize revenues from your long-term contracts under the cost-to-cost or the units-of-delivery measures of the percentage of completion method. We also note your disclosure regarding the fact that the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates for the design, manufacture, and delivery of your products and services. Such costs are typically incurred over a period of several years, and estimation of these costs requires the use of judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business. You indicate that changes in estimates are recognized using the cumulative catch-up method of accounting. These changes in estimates impact contract sales, costs and profits and may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes

in contract estimates including provision for loss; (iii) substantial incentive income or claims revenues; and (iv) significant problems encountered in performance of contracts that materially affecting operations. Please provide for us and disclose in the notes to your financial statements in future filings, the impact of these changes in contract estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. Additionally, please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. As part of your response, please provide us with a copy of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief